UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K

 X ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE --- ACT OF 1934


For the fiscal year ended December 31, 2003
                          -----------------

                  OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE --- ACT OF 1934


For the transition period from                       to
                               ---------------------    ---------------------


Commission file number 33-19551
                       --------




                         SATURN INDIVIDUAL SAVINGS PLAN
                             FOR REPRESENTED MEMBERS
                        --------------------------------
                            (Full title of the plan)


                           General Motors Corporation
              300 Renaissance Center, Detroit, Michigan 48265-3000
              ----------------------------------------------------
               (Name of issuer of the securities held pursuant to
                    the plan and the address of its principal
                               executive offices)


Registrant's telephone number, including area code (313) 556-5000


    Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:





                                          Peter R. Bible
                                          Chief Accounting Officer
                                          General Motors Corporation
                                          300 Renaissance Center
                                          Detroit, Michigan 48265-3000

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------

(a) FINANCIAL STATEMENTS                                             Page No.
      ------------------------------------------------------------   --------
      Saturn Individual Savings Plan for Represented Members:
        Report of Independent Registered Public Accounting Firm. . .    3
        Statements of Net Assets Available for Benefits
          as of December 31, 2003 and 2002. . . . . . . . . . . . . .   4
        Statements of Changes in Net Assets Available for Benefits
          for the Years Ended December 31, 2003 and 2002. . . . . . .   5
        Notes to Financial Statements . . . . . . . . . . . . . . . .   6
        Supplemental Schedule, Form 5500, Schedule H, Part IV,
          Line 4i - Schedule of Assets (Held at End of Year)
          as of December 31, 2003 . . . . . . . . . . . . . . . . . .  17

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(b) EXHIBIT
    -------

      Exhibit 23   - Consent of Independent Registered
                     Public Accounting Firm. . . . . . . . . . . . .   18





                                    SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                              Saturn Individual Savings Plan
                                              for Represented Members
                                              ------------------------------
                                                       (Name of plan)



Date  June 25, 2004              By:
      -------------


                                              /s/G. Richard Wagoner, Jr.
                                              ------------------------------
                                              (G. Richard Wagoner, Jr., Chairman
                                              of the Board of Directors)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
-------------------------------------------------------

Saturn Individual Savings Plan
for Represented Members:

We have audited the accompanying statements of net assets available for benefits of the Saturn Individual Savings Plan for Represented Members (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/DELOITTE & TOUCHE LLP
------------------------
Deloitte & Touche LLP



Nashville, Tennessee
June 25, 2004

                         SATURN INDIVIDUAL SAVINGS PLAN
                             FOR REPRESENTED MEMBERS

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2003 AND 2002

                                                     2003             2002
                                                  -----------     -----------

ASSETS:

   Investment in the General Motors Savings
     Plan Master Trust (Notes A,C and D):

      Investments - at estimated fair value     $328,674,072     $249,031,553
      Loans                                       14,660,929       14,884,418
                                                 -----------      -----------

      Total assets                               343,335,001      263,915,971
                                                 -----------      -----------

NET ASSETS AVAILABLE FOR BENEFITS               $343,335,001     $263,915,971
                                                 ===========      ===========



Reference should be made to the Notes to Financial Statements.

                         SATURN INDIVIDUAL SAVINGS PLAN
                             FOR REPRESENTED MEMBERS

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002


                                                     2003             2002
                                                 -----------      -----------
ADDITIONS:

   Net investment gain from the
    General Motors Savings Plan Master
    Trust (Note D)                               $61,060,219             $ -
   Employee contributions:
     After-tax                                     5,021,516        6,304,792
     Tax-deferred                                 21,786,184       22,464,222
     Rollover                                        231,275          162,852
                                                  ----------       ----------
        Total contributions                       27,038,975       28,931,866
                                                  ----------       ----------

     Total additions                              88,099,194       28,931,866
                                                  ----------       ----------
DEDUCTIONS:

   Net investment loss from the
    General Motors Savings Plan Master
    Trust (Note D)                                        -       (35,429,490)
   Benefits paid to participants                  (8,680,164)      (7,427,553)
                                                  ----------       ----------
     Total deductions                             (8,680,164)     (42,857,043)
                                                  ----------       ----------

NET INCREASE (DECREASE)                           79,419,030      (13,925,177)

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                             263,915,971      277,841,148
                                                 -----------      -----------

   End of year                                  $343,335,001     $263,915,971
                                                 ===========      ===========




Reference should be made to the Notes to Financial Statements.

                         SATURN INDIVIDUAL SAVINGS PLAN
                             FOR REPRESENTED MEMBERS

                          NOTES TO FINANCIAL STATEMENTS

A.  PLAN DESCRIPTION

Saturn Corporation ("Saturn"), a wholly-owned subsidiary of General Motors Corporation (the "Corporation"), has established a defined contribution plan, the Saturn Individual Savings Plan for Represented Members (the "Plan"). The Investment Funds Committee of the Board of Directors of the Corporation acts as the Plan fiduciary and, along with various officers, employees, and committees with authority delegated by the Plan fiduciary, controls and manages the operation and administration of the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). General Motors Investment Management Corporation("GMIMCo")acts as the Plan fiduciary for investment purposes. State Street Bank and Trust Company (the "Trustee") acts as the trustee of the Plan. The Plan provides eligible represented members with tax-deferred and after-tax voluntary savings opportunities. The following brief description of the Plan is provided for general information purposes only. Refer to the Plan document for a comprehensive description of the Plan's provisions.

     Participation
     Eligibility in the Plan is restricted to regular employees of Saturn compensated fully or partly by salary who are represented by the United Auto Workers ("UAW") or other labor organizations which have adopted the Plan. Employees who are classified as contract or leased employees are not eligible to participate. Eligible employees may participate in the Plan and accumulate savings as of the first day of employment. Employees on approved disability leaves of absence, or certain special leaves of absence, remain eligible to accumulate savings for a period of one year while on such leaves.

     Participant Contributions
     Participants direct the investment of their contributions (as well as Saturn matching contributions prior to January 1, 1992) into various investment options offered by the Plan. Participants may elect to contribute to the Plan in several ways:

     o Participants may contribute up to 40% of eligible earnings on an after-tax basis whereby the contributions are included in the participant's taxable income in the period of contribution ("After-Tax Savings").

     o Participants may contribute up to 40% of eligible earnings, not to exceed the annual Internal Revenue Service ("IRS") maximum deferral amount, on a tax-deferred basis, whereby the contributions are excluded from the participant's taxable income until such amounts are distributed to the participant from the Plan ("Tax-Deferred Savings").

     o Participants may elect to combine the above contribution methods, provided the contribution limitations noted above are not exceeded.

     o Participants who have transferred to Saturn from another unit of the Corporation are allowed to transfer assets into the Plan from the General Motors Corporation Personal Savings Plan Trust.

     o Newly hired employees are permitted to make a rollover contribution equal to the taxable portion of cash proceeds received from a previous employer's qualified savings plan ("Rollover Contributions").

    Investment Options
    The participants must direct how their contributions are to be invested. A description of each investment option offered under the Plan follows:

                         SATURN INDIVIDUAL SAVINGS PLAN
                             FOR REPRESENTED MEMBERS
                    NOTES TO FINANCIAL STATEMENTS - Continued

    General Motors ("GM") Corporation Common Stock Funds: $1-2/3 Par Value and Class H, $0.10 Par Value - Under these investment options, contributions are invested by the Trustee primarily in the respective General Motors common stock. Assets held in these funds are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of the respective GM Common Stock Fund. The number of units credited to each participant's account within the Plan is determined by the amount of the participant's contributions and the purchase price of a unit in the respective GM Common Stock Fund. The value of each participant's account is determined each business day on which the New York Stock Exchange is open ("Business Day") by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of the respective GM common stock, the amount of any dividends paid thereon, and by interest earned on short-term investments held by each fund. As of December 23, 2003, GM Class H stock was replaced with the DIRECTV Group Common Stock and News Corporation Preferred ADSs at the ratio of 84% and 16%, respectively.

    Each participant directs the Trustee how to vote common stock shares allocated to his or her account. The Trustee will not exercise voting rights with respect to those shares for which a direction has not been received by the required deadline.

    Promark Funds - There are Promark funds as investment options for participants in the Plan. These funds have a variety of investment strategies. Participants should refer to the prospectus for further information about the investment strategy of each fund, and the risks associated with each fund.

    Assets invested in the Promark funds are expressed in terms of units. The number of units credited to a participant's account within the Plan is determined by the amount of participant's contributions and the current value of each unit in the respective Promark fund. The value of each participant's account is determined each Business Day by the number of units to the participant's credit, multiplied by the current unit value.

    Mutual Funds - This investment option is comprised of many different mutual funds managed by Fidelity Investments, Neuberger Berman Management Inc., Domini Social Investments LLC and SSgA Funds Management, Inc. Each mutual fund has a different objective and investment strategy. To pursue their objectives, the mutual fund managers invest in a wide variety of investments. Complete information about each mutual fund's objectives and investments is contained in that fund's prospectus.

    Other Investments:

    EDS Common Stock Fund - Effective June 7, 1996, the net assets of Electronic Data Systems ("EDS") were split-off from the net assets of the Corporation. As a result, the Class E Common Stock Fund was changed to the EDS Common Stock Fund. No new contributions, loan repayments or exchanges may be made into the EDS Common Stock Fund. Dividends, if any, paid on EDS common stock held by the Plan will be invested in an Income Fund investment option.

                         SATURN INDIVIDUAL SAVINGS PLAN
                             FOR REPRESENTED MEMBERS
                    NOTES TO FINANCIAL STATEMENTS - Continued

    Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each Business Day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of EDS common stock and by the interest earned on short-term investments held by the fund.

    DIRECTV Group Common Stock Fund - Effective December 23, 2003, GM Class H stock was replaced with DIRECTV Group Common Stock and News Corporation Preferred ADSs at the ratio of 84% and 16%, respectively. The DIRECTV Group Common Stock Fund will remain as an investment option; however, no further contributions or exchanges from any other investment option into the DIRECTV Group Common Stock Fund will per permitted during that time. Dividends, if any, paid on the stock held by the Trust will be invested in the Promark Income Fund investment option.

    Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each Business Day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of the DIRECTV Group Common Stock and by the interest earned on short-term investments held by the fund.

    News Corporation Preferred ADSs Fund - Effective December 23, 2003, GM Class H stock was replaced with DIRECTV Group Common Stock and News Corporation Preferred ADSs at the ratio of 84% and 16%, respectively. The News Corporation Preferred ADSs Fund will remain as an investment option; however, no further contributions or exchanges from any other investment option into the News Corporation Preferred ADSs Fund will be permitted during that time. Dividends, if any, paid on the stock held by the Trust will be invested in the Promark Income Fund investment option.

    Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each Business Day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of the News Corporation Preferred ADSs and by the interest earned on short-term investments held by the fund.

    Delphi Common Stock Fund - On May 28, 1999, the Corporation completed the spin-off of Delphi Corporation ("Delphi"). In connection with that spin-off, Delphi common stock was distributed to holders of GM $1-2/3 par value common stock. Such distribution required the addition of the Delphi Common Stock Fund as an investment option. The Delphi Common Stock Fund will remain as an investment option; however, no further contributions or exchanges from any other investment option into the Delphi Common Stock Fund will be permitted during that time.

                         SATURN INDIVIDUAL SAVINGS PLAN
                             FOR REPRESENTED MEMBERS
                    NOTES TO FINANCIAL STATEMENTS - Continued

    Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each Business Day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of Delphi common stock and by interest earned on short-term investments held by the fund.

    Raytheon Common Stock Fund - Effective December 17, 1997, the Corporation spun-off the defense electronics business of Hughes Electronics Corporation, a subsidiary of the Corporation ("Hughes Defense"), to holders of GM $1-2/3 par value and Class H common stock, which was immediately followed by the merger of Hughes Defense with Raytheon Company. In connection with the above transaction, Raytheon common stock was distributed to holders of the GM $1-2/3 par value and Class H common stocks.

    Such distribution required the addition of the Raytheon Common Stock Fund as an investment option. The Raytheon Common Stock Fund was an investment option through December 31, 2002. No new contributions or exchanges from any other investment options into the Raytheon Common Stock Fund are permitted. Dividends, if any, paid on Raytheon common stock held by the Plan will be invested in the Promark Income Fund investment option prior to allocation to participants' accounts.

    Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each Business Day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of the Raytheon common stock, and by interest earned on short-term investments held by the fund.

    The Corporation has chosen to invest the General Motors Common Stock Funds, the EDS Common Stock Fund, the Raytheon Common Stock Fund, the DIRECTV Group Common Stock Fund, the News Corporation Preferred ADSs Fund, and the Delphi Common Stock Fund in commingled funds managed by the Trustee. The Trustee is responsible for anticipating liquidity needs and maintaining sufficient cash levels to process participant transactions, determining the daily number of shares of each individual common stock to be purchased or sold, and obtaining the best prices for any purchases or sales.

    Participant Loans - Participants may borrow once per calendar year from both their tax-deferred and after-tax savings assets. The amount and term of the loans are limited under the Plan. Loans bear a rate of interest equal to the prime lending rate as of the last business day of the calendar quarter immediately preceding the date the participant gives appropriate direction for a loan to the Plan recordkeeper (interest rates for outstanding loans at December 31, 2003 ranged from 4.00% to 9.5%). Interest paid on the loans is credited back to the borrowing participant's account in the Plan. No earnings accrue to the assets liquidated for the loan. At December 31, 2003 and 2002, loans to participants were $14,660,929 and $14,884,418, respectively. Repayments of loans are generally made through after-tax payroll deductions and are invested in the same discretionary investment options that the participant selected

                         SATURN INDIVIDUAL SAVINGS PLAN
                             FOR REPRESENTED MEMBERS
                    NOTES TO FINANCIAL STATEMENTS - Continued

    for their savings contributions. Partial and total repayment of loans is permitted at any time, without penalty. Loans not repaid within the loan term are deemed to be distributions from the participant's account.

    Vesting
    Participant contributions vest immediately. Saturn matched participant contributions were made through January 1, 1992 and earnings thereon vest fully upon the attainment of five years of service, death, total and permanent disability, or retirement. Effective January 1, 1992, matching of participant contributions by Saturn was discontinued.

    Distributions
    Participants may generally withdraw their Tax-Deferred Savings after they reach age 59-1/2 or prior to age 59-1/2 for Financial Hardship, as defined in the Plan document. After-Tax Savings, vested Saturn matched contributions, and related earnings may be withdrawn any time upon a participant's request. Upon termination of employment, a final distribution of assets is made unless termination is by retirement or the participant's account exceeds $1,000. In those instances, the distribution may be deferred until April 1 of the year after the participant reaches the age of 70-1/2. Participants who continue working beyond reaching the age of 70-1/2 are not required to begin distribution.

    There were no distributions payable to participants included in net assets available for benefits as of December 31, 2003 and 2002.

    Transfers
    Participants may transfer assets between investment options at any time, with certain limitations.

    Termination of the Plan
    Saturn has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, partial termination, or complete discontinuance of contributions, the administrator may direct the Trustee to:

    o continue to administer the Plan and pay account balances in accordance with the Plan's distribution policy described above, or

    o distribute the assets remaining in the Plan in a lump sum to participants and beneficiaries in proportion to their respective account balances.

B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of the Plan's financial statements are as follows:

    o The financial statements of the Plan are prepared under accounting principles generally accepted in the United States of America using the accrual method of accounting.

    o Investments are stated at fair value, except for investment contracts, which are stated at contract value which approximates fair value, and loans to participants, which are stated at cost which approximate fair value. Fair values are calculated by reference to published market quotations, where available; where not available for certain investments, various bases, including cost, are used in determining

                         SATURN INDIVIDUAL SAVINGS PLAN
                             FOR REPRESENTED MEMBERS
                    NOTES TO FINANCIAL STATEMENTS - Continued

       estimates of fair values. Contract value represents contributions made under the investment contracts, plus interest, less withdrawals and administrative expenses charged by the issuer of the contract.

    o Securities transactions are recorded on the date the trades are executed.

    o Investment income is recognized as earned based on the terms of the investments and the periods during which the investments are owned by the Plan.

    o The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

    o Certain costs of Plan administration are paid by Saturn.

                         SATURN INDIVIDUAL SAVINGS PLAN
                             FOR REPRESENTED MEMBERS
                    NOTES TO FINANCIAL STATEMENTS - Continued

C.  INVESTMENTS

All of the investments in the Plan are held in the General Motors Savings Plan Master Trust (the "Master Trust") as more fully described in Note D.

The synthetic guaranteed investment contracts ("contracts") owned by the Plan and held in the Master Trust are recorded at contract value and are fully benefit-responsive in accordance with the American Institute of Certified Public Accountants' Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans. The contracts are included in the financial statements, within the Promark Income Fund, at contract value as reported to the Master Trust by the insurance company. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal of all or a portion of their investment at contract value. Contract value of such contracts approximates fair value as of December 31, 2003 and 2002. Synthetic investment contracts operate similarly to a separate account investment contract, except that the assets are placed in a trust (with ownership by the Master Trust) rather than a separate account of the contract issuer.

The contracts provide for prospective crediting interest rate adjustments based on the interest earnings and fair value of the underlying trust assets. The crediting interest rates are reset quarterly and the contracts include wrappers that provide that the crediting interest rates cannot be less than zero. The average crediting interest rate of the synthetic investment contracts as of December 31, 2003 and 2002 was approximately 5.12% and 5.22%, respectively. The wrappers are entered into by the Master Trust to stabilize the income generation of the fund.

The average yield for the synthetic investment contracts within the Promark Income Fund was approximately 4.9% and 6.1% for the years ended December 31, 2003 and 2002, respectively. There are no reserves against the contract value for credit risk of the contract issuer or otherwise.

                         SATURN INDIVIDUAL SAVINGS PLAN
                             FOR REPRESENTED MEMBERS
                    NOTES TO FINANCIAL STATEMENTS - Continued

The table below details the investment managers, the investment types (and interest rates, where applicable) and the Plan's carrying value of investments as of December 31, 2003 and 2002.

Investment Manager         Investment Type           2003           2002
--------------------   -----------------------   ------------   ------------

State Street Bank      General Motors $1-2/3
  and Trust             Par Value Common Stock   $27,132,541*   $21,388,321*
State Street Bank      General Motors Class H,
  and Trust             $0.10 Par Value
                        Common Stock                      -       2,985,156
State Street Bank      Delphi Common Stock           667,714        564,022
  and Trust
State Street Bank      Raytheon Common Stock         152,416        169,151
  and Trust
State Street Bank      Promark Large Cap
  and Trust             Index Fund                57,059,429*    42,815,083*
GMTC                   Promark Funds               9,265,494      6,202,486
Neuberger Berman       Socially Responsible Trust     21,512          5,028
Domini                 Social Equity Fund             13,224          8,192
DIRECTV                Common Stock Fund           3,347,070          -
News Corp              Preferred Stock Fund          668,674             -
                                                  ----------     ----------
  Total common/collective funds                   98,328,074     74,137,439
                                                  ----------     ----------

Fidelity               Magellan                   20,240,733*    15,971,998*
Fidelity               Contrafund                 38,110,083*    28,858,583*
Fidelity               Other Mutual Funds         90,992,575**   61,170,454**
                                                 -----------    -----------
  Total mutual funds                             149,343,391    106,001,035
                                                 -----------    -----------

GMTC                   Promark Income Fund II     81,002,607*    68,893,079*
                                                  ----------     ----------

Loans to Participants  4% to 9.5%                 14,660,929     14,884,418*
                                                  ----------     ----------

  TOTAL                                         $343,335,001   $263,915,971
                                                 ===========    ===========


* Represents 5% or more of Plan assets.


** Represents the total of forty-eight individual mutual funds managed by Fidelity Investments, none of which exceed 5% or more of Plan assets.

D.  THE MASTER TRUST

The Corporation established the Master Trust pursuant to a trust agreement among the Corporation, Saturn Corporation, and State Street Bank and Trust, as trustee of the funds, in order to permit the commingling of trust assets of several employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by State Street Bank and Trust.

                         SATURN INDIVIDUAL SAVINGS PLAN
                             FOR REPRESENTED MEMBERS
                    NOTES TO FINANCIAL STATEMENTS - Continued

Employee benefit plans participating in the Master Trust as of December 31, 2003 include the following:

o General Motors Savings-Stock Purchase Program for Salaried Employees in the United States
o General Motors Personal Savings Plan for Hourly-Rate Employees in the United States
o   Saturn Individual Savings Plan for Represented Members
o   General Motors Income Security Plan for Hourly-Rate Employees

Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the Master Trust investment options in which the respective plan participates.

The net investment income of the commingled Master Trust investment funds (the GM $1-2/3 Par Value Common Stock Fund, the EDS Common Stock Fund, the Raytheon Common Stock Fund, the Delphi Common Stock Fund, the News Corporation Preferred ADSs Fund, the DIRECTV Group Common Stock Fund and the Promark Funds) is allocated by the trustee to each participating plan based on that plan's interest in each commingled Master Trust investment fund, as compared with the total interest in each commingled Master Trust investment fund of all the participating plans at the beginning of the period. For all other investment options, the net investment income is separately earned by the respective employee benefit plan, and is thus recorded separately in the accounting records of the respective plan.

As of December 31, 2003 and 2002, the Plan had approximately a 1.60% and 1.51% interest in the Master Trust, respectively.

                         SATURN INDIVIDUAL SAVINGS PLAN
                             FOR REPRESENTED MEMBERS
                    NOTES TO FINANCIAL STATEMENTS - Continued

The net assets available for benefits of the Master Trust at December 31, 2003 and 2002 are summarized as follows (dollars in thousands):

   ASSETS:                                            2003          2002
                                                   -----------  -----------
      Investments:
         General Motors Corporation $1-2/3 Par
            Value Common Stock                      $4,145,996   $2,799,227
         General Motors Corporation Class H
            $0.10 Par Value Common Stock                    -       444,377
         Electronic Data Systems Common Stock           62,815       52,182
         Delphi Corporation Common Stock               197,925      172,688
         DIRECTV Group Common Stock                    466,099           -
         News Corporation Preferred ADSs Fund           94,723           -
         Raytheon Common Stock                          69,696       79,089
                                                   -----------  -----------
            Total Common Stock                       5,037,254    3,547,563
                                                   -----------  -----------

      Mutual funds                                   6,473,483    4,954,961
      Common and collective trusts                   2,798,171    2,025,286
      Loan funds                                       651,348      681,457
      Other                                            143,656      350,373
                                                   -----------  -----------
      Total investments at fair value               15,103,912   11,559,640
                                                   -----------  -----------

      Investments at contract value -
         Guaranteed investment contracts             6,383,546    5,960,529
                                                   -----------  -----------
      Total investments                             21,487,458   17,520,169

      Receivables:
         Accrued investment income                          37           25
                                                   -----------  -----------
            Total receivables                               37           25
                                                   -----------  -----------
            Total assets                           $21,487,495  $17,520,194
                                                   ===========  ===========

   LIABILITIES:

      Due to broker for securities purchased             1,815        1,331
                                                   -----------  -----------
   NET ASSETS AVAILABLE FOR BENEFITS               $21,485,680  $17,518,863
                                                   ===========  ===========

   The total investment earnings of the Master Trust for the years ended December 31, 2003 and 2002 are summarized as follows (dollars in thousands):
                                                        2003        2002
                                                     ---------    ---------

   Income from guaranteed investment contracts     $   319,210  $   350,896
   Interest                                             39,236       49,170
   Dividends                                           163,945      145,357
   Net appreciation (depreciation) in fair value
     of investments:
         General Motors Corporation $1-2/3 Par
            Value Common Stock                       1,296,970     (760,290)
         Mutual funds                                1,393,142   (1,140,939)
         Common and collective trusts                  585,264     (501,491)
         Other                                         273,135     (461,322)
                                                    ----------   ----------
            Total net appreciation (depreciation)    3,548,511   (2,864,042)
                                                    ----------   ----------

   Total investment income (loss)                  $ 4,070,902  $(2,318,619)
                                                    ==========   ==========

                         SATURN INDIVIDUAL SAVINGS PLAN
                             FOR REPRESENTED MEMBERS
                    NOTES TO FINANCIAL STATEMENTS - Concluded


E.  FEDERAL INCOME TAXES

By a letter dated May 27, 2003, the IRS has determined and informed Saturn that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan's administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and therefore no provision for income taxes has been included in the Plan's financial statements.

F.  RELATED PARTY TRANSACTIONS

The Plan and Master Trust enter into certain related party transactions. These generally include investments with trustees, fund managers, the Corporation and its subsidiaries. Such transactions are within the scope of the investment guidelines.



                                   * * * * * *

                         SATURN INDIVIDUAL SAVINGS PLAN
                             FOR REPRESENTED MEMBERS

                    FORM 5500, SCHEDULE H, PART IV, LINE 4i-
                    Schedule of Assets (Held at End of Year)
                                DECEMBER 31, 2003

   Identity of Issuer, Borrower, Lessor or                           Current
     Or Similar Party                                                 Value

  *Participant loans, maturing through December 31, 2008 and December 31, 2007 with rates ranging
     between 4.0% and 9.5%                                        $14,660,929
                                                                  ===========


* Denotes Party-in-interest